Exhibit 1

CanWest Global Communications Corp. Reports Second Quarter 2007 Results

CanWest reports growth in Revenue, EBITDA1 and Net Earnings

WINNIPEG, April 13, 2007 – CanWest Global Communications Corp. announced today financial results for the second quarter and six months ended February 28, 2007.

•	Second quarter consolidated revenues increased by 7% to $692 million compared to $645 million for the same period last year.
•	Consolidated EBITDA for the second quarter increased 10% to $90 million from $81 million for the same period last year.
•	Consolidated net earnings were $7 million or $0.04 per share for the second quarter compared to a net loss of $19 million or $0.11 per share last year

“Results for the second quarter were positive, continuing to show a turnaround for Canadian television operations and EBITDA growth for our publications and interactive operations in a tough print advertising market as well as improved performance in the South Pacific,” commented Leonard Asper, President and Chief Executive Officer of CanWest.

Revenues for Canadian television operations increased 8% to $166 million, reflecting increased advertising revenues as a result of an improved program schedule; Second quarter results reflect the seasonality of our advertising revenues which are typically highest in the first and third quarters.

Publishing revenues were flat as compared to the prior year, reflecting a soft print advertising market bolstered by growth in the Company’s online classified revenues (up 30% as compared to the prior year). EBITDA increased by 10% or $5 million to $52 million for the quarter as a result of cost containment initiatives and revenue growth in inserts and retail advertising. Circulation was flat as slightly lower circulation volume was offset by price increases in several markets.

New Zealand operations registered revenue and EBITDA growth. Combined revenue for radio and television operations increased by $3 million or 8% to $48 million for the second quarter as compared to the same period last year. Combined EBITDA increased by $1 million or 16% to $10 million for the quarter.

Revenue for Network TEN, the Company’s Australian television operations increased by 14% to $138 million while EBITDA increased by 15% to $37 million. These positive results are attributed to record 2006 television audience ratings and a strengthening advertising market in that country.

Eye Corp, Ten’s outdoor advertising subsidiary recorded revenue increases of 37% to $35 million for the second quarter. EBITDA was negatively impacted, as expected, by development and start-up costs related to Eye Corp’s entry into USA shopping mall and European airport operations, which are already demonstrating their potential.

Results from the Company’s Australian and New Zealand operations were affected by their strengthening currency relative to the Canadian dollar. Currency translation rates utilized to translate Australian and New Zealand second quarter results increased by 6% and 2% respectively as compared to translation rates for the second quarter last year.

Six Months Ended February 28, 2007

For the six months ended February 28, 2007, consolidated revenues were $1,553 million, representing an increase of 4% over the same period last year. Consolidated EBITDA was $316 million compared to consolidated EBITDA of $315 million for the same period last year. Consolidated net earnings were $73 million or $0.41 per share, compared to consolidated net earnings of $11 million or $0.06 per share for the same period last year.

Highlights of the second quarter include the following:

•

On January 10, 2007, CanWest and GS Capital Partners, a private equity affiliate of Goldman, Sachs & Co., announced that they had formed a new acquisition company which had entered into a definitive agreement with Alliance Atlantis Communications Inc. to acquire all of its outstanding Class A voting and Class B non-voting shares at a purchase price of CDN$53.00 per share in cash for an aggregate price of approximately CDN$2.3 billion of which CanWest will contribute $200 million in equity. On April 5, 2007, Alliance Atlantis shareholders approved the plan of arrangement. The Company expects that the transaction will close in late July or early August. At closing Alliance Atlantis will be reorganized into three divisions and CanWest will retain an appropriate 29% economic interest in the specialty television operations.

•	CanWest’s distributions from the CanWest MediaWorks Income Fund totaled $37 million for the second quarter and $73 million for the six months ended February 28, 2007.

•	In January 2007, the Company received interim dividends and interest on its subordinated debentures in the aggregate amount of $43 million from the TEN Group.

•

In Canada, Global Television had 3 of the top 10 shows in the three metered markets, including Survivor, House and Prison Break. Deal or No Deal Canada was a top 20 show in Toronto and Vancouver and a top 10 show in Calgary.

•

Specialty subscribers now total 12 million (Mediastats January 2007). Since its re-launch one year ago on February 6, 2006, Global National with Kevin Newman has led the industry as the most-watched national newscast with an average of more than one million viewers per night.

•

In December 2006, Eye Corp., TEN Group’s outdoor advertising subsidiary, acquired 100% of the interests of Foxmark Media LLC of Chattanooga Tennessee, which has long-term concessions with mall operator Westfield Corporation, including the rights to static advertising in 49 Westfield Centers and another 21 independent malls. This acquisition has extended Eye Corp’s reach to almost 300 shopping malls in the US.

•

Plans were announced in Q2 to expand the CanWest News Service. CNS will be headquartered in Ottawa and will draw on the exceptional work of more than 1,500 talented CanWest print and broadcast journalists in 15 cities across Canada and around the world.

•

The Company is preparing to launch its second FM radio station in the UK in Bristol, England and during the second quarter the Company was awarded a third radio licence for Aberdeen, Scotland. These stations will launch in the Original FM format which targets a 35 to 39 age demographic and features an eclectic mix of music from a wide range of artists as well as offering 24 hour news coverage. As well, we have joined with UK television Broadcaster Channel 4, as a content provider, in an application for a national digital radio multiplex.

•	canada.com achieved a 55% increase in audience over the same period last year to over 5.2 million unique monthly visitors (ComScore Media Metrix February 2007).

•

Two free daily news, sports and entertainment tabloids were launched in Alberta. Edmonton RushHour and Calgary RushHour joined Ottawa RushHour in meeting the information needs of commuters in these cities.

Outlook

“We remain optimistic that we will continue to see improvement in our financial results for the remainder of 2007,” commented Mr. Asper. “We are well positioned in the South Pacific, where we continue to pay careful attention to costs and make strategic investments in new programming. We expect to see ongoing improvement in results for our Canadian television operations reflecting the improved performance of our program schedule which will be tempered by a difficult Canadian conventional television advertising market. Our Canadian publishing operations are also affected by a challenging market, however, we expect to continue to benefit from our cost containment initiatives, as well as from growth in online advertising and from the increased sale of non ROP print products such as inserts.”

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, and results of operations and businesses of CanWest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled “Risk Factors” contained in our Annual Information Form for the year ended August 31, 2006 dated November 29, 2006 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov). We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The Company’s financial statements are available on the Company’s website: www.canwestglobal.com.

The Company will hold its regular quarterly conference call with analysts on April 13, 2007 at 3:00 PM Eastern Standard Time. The call-in numbers are 416-644-3414 or 800-733-7560. Replays are also available for five days following the call at 416-640-1917 or 877-289-8525 using the pass-code 21223678 followed by the number sign.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

CANWEST GLOBAL COMMUNICATIONS CORP.

BUSINESS SEGMENT INFORMATION

(unaudited)

(in thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 28,		February 28,
	2007	2006	2007	2006
REVENUE

Publications and Interactive	302,564	302,241	646,431	643,539

Television
Canada	166,066	153,722	373,962	340,516
Australia	137,537	120,282	353,397	350,978
New Zealand	24,781	22,638	58,700	58,738

	328,384	296,642	786,059	750,232

Radio
New Zealand	23,610	22,305	45,270	45,877
Turkey	3,179	—	6,564	—
United Kingdom	277	—	511	—

	27,066	22,305	52,345	45,877

Outdoor – Australia	34,846	25,465	70,374	55,139
Intersegment revenues	(786)	(1,493)	(2,699)	(1,831)

CONSOLIDATED REVENUE	692,074	645,160	1,552,510	1,492,956

SEGMENT OPERATING PROFIT

Publications and Interactive	52,356	47,511	140,110	129,135

Television
Canada	2,808	59	40,489	29,140
Australia	37,385	32,607	124,082	137,097
New Zealand	2,607	1,586	14,729	13,861

	42,800	34,252	179,300	180,098

Radio
New Zealand	7,077	6,733	13,107	13,751
Turkey	708	—	1,898	—
United Kingdom	(1,099)	—	(1,922)	—

	6,686	6,733	13,083	13,751

Outdoor – Australia	(2,542)	4,696	2,484	12,165

	99,300	93,192	334,977	335,149
Corporate and other	(9,632)	(11,699)	(18,657)	(20,356)

OPERATING PROFIT (EBITDA)(1)	89,668	81,493	316,320	314,793

(1)	EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, interest rate and foreign currency swap gains (losses), foreign exchange gains (losses), investment gains, loss on debt extinguishment, minority interest, interest in earnings (loss) of equity accounted affiliates, realized currency translation adjustments and earnings (loss) from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the six months ended
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
Revenue	692,074	645,160	1,552,510	1,492,956
Operating expenses	389,069	359,609	808,530	766,338
Selling, general and administrative expenses	213,337	204,058	427,660	411,825

	89,668	81,493	316,320	314,793
Amortization of intangibles	1,878	4,887	3,279	10,462
Amortization of property, plant and equipment	26,031	24,372	49,890	47,904
Other amortization	426	1,339	997	2,793

Operating income	61,333	50,895	262,154	253,634
Interest expense	(46,109)	(46,326)	(90,866)	(98,836)
Interest income	861	737	2,470	1,252
Amortization of deferred financing costs	(1,467)	(1,481)	(3,878)	(3,430)
Interest rate and foreign currency swap gains (losses)	12,221	(7,160)	21,000	(127,699)
Foreign exchange gains (losses)	3,816	149	6,693	(425)
Investment gains	707	1,839	717	103,057
Loss on debt extinguishment	—	(291)	—	(116,880)

	31,362	(1,638)	198,290	10,673
Provision for (recovery of) income taxes	8,746	108	66,475	(54,718)

Earnings (loss) before the following	22,616	(1,746)	131,815	65,391
Minority interests	(17,111)	(16,729)	(60,987)	(60,444)
Interest in earnings (loss) of equity accounted affiliates	958	(3)	1,321	827
Realized currency translation adjustments	1,025	(1,664)	600	(1,780)

Net earnings (loss) from continuing operations	7,488	(20,142)	72,749	3,994
Earnings (loss) from discontinued operations	(425)	800	677	6,569

Net earnings (loss) for the period	7,063	(19,342)	73,426	10,563

Earnings (loss) per share from continuing operations:
Basic	$0.04	($0.11)	$0.41	$0.02
Diluted	$0.04	($0.11)	$0.41	$0.02

Earnings (loss) per share:
Basic	$0.04	($0.11)	$0.41	$0.06
Diluted	$0.04	($0.11)	$0.41	$0.06

For further information:

John Maguire

Chief Financial Officer

CanWest Global Communications Corp.

(204) 956-2025     jmaguire@canwest.com

Deb Hutton

Senior Vice President, Corporate Communications

CanWest Global Communications Corp.

(416) 383-2442     dhutton@canwest.com